Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Conversus StepStone Private Markets

If You Do Not Want to Sell Your Shares at This Time, Please Disregard This Notice. This Is Solely Notification of the Fund’s Tender Offer.

June 1, 2022

Dear Shareholder:

We are writing to inform you of important dates relating to the first tender offer by Conversus StepStone Private Markets (the “Fund”). The Fund gives shareholders the opportunity to tender shares for repurchase on a quarterly basis since shares are not generally redeemable for cash or traded on a stock exchange. Shares may be tendered for repurchase during one of the Fund’s quarterly repurchase offers. If you are not interested in tendering any of your shares at this time, please disregard this notice and take no action.

The tender offer period will begin on June 1, 2022 and end July 1, 2022 (at 12:00 midnight ET). Tenders of Shares may be withdrawn until September 1, 2022 (12:00 midnight, ET).

Should you wish to tender any of your shares for purchase by the Fund, please complete and return the enclosed Letter of Transmittal by no later than July 1, 2022. If you do not wish to sell your shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of shares must be received by the Fund, either by mail or by fax, in good order no later than July 1, 2022.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at 866-704-0897, Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern time.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts*

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all shareholders. Please plan accordingly.

* StepStone Conversus LLC does not render advice on tax and tax accounting matters to clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

Sincerely,

Conversus StepStone Private Markets

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